COLLEGE RETIREMENT EQUITIES FUND

                                     (CREF)
                   730 Third Avenue, New York, New York 10017

                  ENDORSEMENT TO CREF UNIT-ANNUITY CERTIELCATE

                          Effective Date: July 1, 1992

This endorsement adds the following to the corresponding provisions of your certificate and/or adds the following provisions to your certificate. This endorsement is to be read in conjunction with your certificate.

                          CREF GLOBAL EQUITIES ACCOUNT

As of the effective date, CREF maintains, in addition to its other investment Accounts, the Global Equities Account.

The CREF GLOBAL EQLOITIES ACCOUNT maintains a broadly diversified investment portfolio consisting primarily of foreign and domestic common stocks. This Account maintains separate Accumulation Unit and Annuity Unit values.

                           DELETION OF A UNIT-ANNUITY

CREF may stop providing Unit-Annuities in the CREF Social Choice Account, CREF Global Equities Account or in any future Account. If a CREF Account stops providing Unit-Annuities, any Annuity Units in such Account must be converted to a Unit-Annuity in any other CREF Account that maintains Annuity Units. If no choice is made, any Unit-Annuity in the Account will be converted to a Unit-Annuity in the CREF Money Market Account. All elections and choices made in connection with an Income Option or a Method of Payment of the Death Benefit and in effect as of the date of conversion will remain in effect. The number of Annuity Units in the Account to which the Unit-Annuity is converted will be determined in accordance with the Rules of the Fund.

                                                              CHAIRMAN AND
                                                         CHIEF EXECUTIVE OFFICER